[redacted]

08028061

SEC Mail Processing Section

FEB 29 2008

Washington, DC 101

UNITED STATES
...ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response	.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SF Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

799 Central Avenue, Suite 350
(No. and Street)

Highland Park (City) | Illinois (State) | 60035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Shapiro | 312-554-7500 **(Area Code - Telephone No.)**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 **(Address)** | Chicago **(City)** | Illinois **(State)** | 60606-3392 **(Zip Code)**

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Danny Shapiro , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SF Investments, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
28th day of February 2008

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Vice President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

SF Investments, Inc.

Statement of Financial Condition

December 31, 2007

[illegible]
[illegible] Securities Exchange [illegible]

[illegible]

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Stockholder of
SF Investments, Inc.

We have audited the accompanying statement of financial condition of SF Investments, Inc. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SF Investments, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2008

SF Investments, Inc.

Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 288,115
Receivable from and deposit with clearing brokers	2,218,447
Accounts receivable	165,877
Securities owned, at fair value	2,331,851
Other assets	107,318
Total assets	$ 5,111,608
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 62,279
Stockholder's equity	
Common stock, $100 par value; 1,000 shares authorized, 100 shares issued, 95 shares outstanding	10,000
Additional paid-in capital	1,077,969
Retained earnings	4,278,410
	5,366,379
Less treasury stock (5 shares, at cost)	(317,050)
Total stockholder's equity	5,049,329
Total liabilities and stockholder's equity	$ 5,111,608

See accompanying notes.

Note 1 Nature of Activities and Significant Accounting Policies

Nature of Operations—SF Investments, Inc. (the "Company") is a registered broker-dealer in securities and a registered investment advisor. The Company provides brokerage services to retail and institutional customers located throughout the United States. Customer transactions are cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, corporations, trusts and retirement plans.

Income Recognition—Investment management fees and commission revenue and related expenses are recorded on the accrual basis. Securities transactions are recorded on the trade date.

Securities Owned—Securities owned are valued at fair value, which is the equivalent of market value, using quoted market prices. Realized and unrealized changes in fair values are recognized in net trading revenue in the period in which the changes occur.

Use of Estimates—In preparing financial statements in conformity with generally accepted accounting principles in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes—The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for income taxes on his share of the Company's taxable income. The Company, however, is subject to the Illinois replacement tax.

Recently Issued Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes* ("SFAS 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

In September 2006, the FASB issued No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential effect of SFAS 157 on its financial position, results of operations and cash flows.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments. These assets and liabilities are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair value.

Note 3 Securities Owned

Securities owned at December 31, 2007 consisted of:

Equity securities	$	331,971
U.S. Treasury bills, due 1/03/08		1,999,880
	$	2,331,851

Note 4 Related-Party Transactions

Accounts receivable include $17,618 from affiliated entities under common control. The Company receives a portion of its brokerage commissions and investment management fees from its stockholder and various entities affiliated through common control.

Note 5 Commitments

Minimum annual rentals under a noncancelable lease for office space that expires in 2009, excluding additional payments for certain increases in operating and maintenance costs and real estate taxes, are approximately:

2008	$	85,080
2009		85,080
	$	170,160

Note 6 Employee Benefit Plan

The Company has a defined contribution plan covering all eligible employees, as defined under Section 401(k) of the Internal Revenue Code.

Note 7 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8 Off-Balance-Sheet Credit and Market Risk

Customers' securities transactions are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Note 8 Off-Balance-Sheet Credit and Market Risk, *Continued*

Amounts on deposit at a bank and receivables from and on deposit with the clearing broker represent concentrations of credit risk. The Company does not anticipate nonperformance by its bank or the clearing broker. In addition, the Company has a policy of reviewing, when necessary, the creditworthiness of the bank and the clearing broker with which it conducts business.

Note 9 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $100,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had adjusted net capital and net capital requirements of $4,683,268 and $100,000, respectively.

END